UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 1-15399
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Packaging Corporation of America
1900 West Field Court
Lake Forest, IL 60045

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

Report of Independent Registered Public Accounting Firm
Benefits Administration Committee
Packaging Corporation of America Retirement Savings Plan for Salaried Employees
We have audited the accompanying statements of net assets available for benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Chicago, Illinois
June 17, 2008

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Interest in Master Trust	$221,177,985	$193,345,082
Participant loans	4,190,060	3,982,305
Contributions receivable:
Company	348,343	317,273
Participant	473,082	449,277
Other receivable	—	31,984

	226,189,470	198,125,921

Liabilities
Administrative expenses	32,777	31,175

Net assets at fair value	226,156,693	198,094,746

Adjustment from fair value to contract value	213,302	856,287

Net assets available for benefits	$226,369,995	$198,951,033

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,
	2007	2006
Additions
Contributions:
Participants	$12,818,883	$11,976,567
Company	8,584,962	7,860,926
Rollover	1,350,598	560,434
Transfer from related Plan	—	2,996,743
Net investment income from Master Trust	21,552,899	17,496,893
Interest income from participant loans	247,848	206,953

Total additions	44,555,190	41,098,516
Deductions
Benefit payments	16,833,407	12,884,737
Administrative expenses	302,821	320,175

Total deductions	17,136,228	13,204,912

Net increase	27,418,962	27,893,604
Net assets available for benefits:
Beginning of year	198,951,033	171,057,429

End of year	$226,369,995	$198,951,033

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2007 and 2006
1. Description of the Plan
     The following description of the Packaging Corporation of America (the “Company” or “PCA”) Retirement Savings Plan for Salaried Employees (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
     The Plan is a defined-contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan covers salaried employees of the Company and each of its domestic subsidiaries that have adopted the Plan, who have completed six months of service, as defined.
     Effective January 1, 2006, the Company’s Board of Directors approved a resolution making Packaging Corporation of Illinois (“PCI”) a participating employer in the Plan. Accordingly, participation in the PCI plan ceased after December 31, 2005, and salaried employees of PCI are now eligible to participate in the Plan effective January 1, 2006. Prior to January 1, 2006, salaried employees of PCI participated in a separate 401(k) plan sponsored by PCI. The Plan merger was approved effective August 9, 2006 and the assets were transferred on August 24, 2006.
Contributions
     Upon enrolling in the Plan, participants may contribute between 1% and 50% of annual pre-tax compensation, as defined, with such contributions limited to $15,500 in 2007 and $15,000 in 2006 for employees under age 50 and $20,500 in 2007 and $20,000 in 2006 for employees age 50 and older. Participants may also rollover qualifying distributions from other qualified plans.
     The Company matches participant pre-tax contributions on the following basis:
•	The first 4% of pre-tax contributions are matched at a rate of 80%.

•	The next 4% of pre-tax contributions are matched at a rate of 50%.
     The Company does not match pre-tax contributions in excess of 8% of annual compensation. All Company matching contributions are invested in the PCA Common Stock Fund. Until December 19, 2006 participants were not permitted to transfer or withdraw the value of PCA Common Stock purchased with Company matching contributions until attainment of age 55, or upon termination of employment and subsequent request for final distribution or rollover. This transfer restriction was eliminated on December 20, 2006.
     In addition to the Company match contribution, the Company also makes a retirement savings contribution to eligible employees after one year of service, up to 5% of compensation based on years of service, as defined. The contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan.
Participant Accounts
     Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings or losses and is charged with an allocation of administrative expenses. Allocations are based on each participant’s account balance, as defined, in relation to the balance of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting
     Participants are immediately 100% vested in the value of their pre-tax and Company matching contributions and rollovers from other qualified plans.
     The Company retirement savings contribution becomes 100% vested upon completion of five years of service, three years of service effective December 19, 2006, or upon reaching 65 years of age, permanent disability or death while employed by the Company. Forfeited balances of nonvested terminated participants will be applied to reduce future Company contributions.
Investment Options
     Participants may elect to invest their ongoing pre-tax contributions, the Company retirement savings contribution, and the value of their entire accumulated account balance, in any of the available investment options provided by the Plan. Ongoing Company matching contributions and related earnings are invested in the PCA Common Stock Fund.
     Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the Summary Plan Description.
Benefit Payments
     In the event of retirement, as defined, death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in kind unless an election is made to be distributed in cash. In-service withdrawals of rollover contributions and related earnings are available for any reason. In-service withdrawals of certain predecessor plan account balances, as defined, are available for any reason. Participants age 55 or older may withdraw the entire value, or any portion thereof, of their Company matching contributions and the vested value of their Company retirement savings contribution at any time. Participants age 59 1/2 or older may withdraw the entire value, or any portion thereof, of their account balance at any time.
Administrative Expenses
     Administrative expenses are paid from Plan assets, to the extent not paid by the Company.
Participant Loans
     A participant may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by the Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 54 months with principal and interest payments made primarily through payroll deductions. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time prepayment of their outstanding loan balance, of which payment can be made via personal check or money order.
Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies
Basis of Accounting
     The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
     The Plan’s beneficial interest in the PCA Defined Contribution Master Trust (the “Master Trust”) represents the Plan’s share of the Master Trust’s investments stated at fair value. Securities traded on a national securities exchange are valued by the Master Trust at the last reported sales price on the last business day of the plan year, and investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued by the Master Trust at the average of the last reported bid and ask prices. The fair value of mutual funds and the commingled fund were based on quoted redemption values on the last business day of the Plan’s fiscal year. Short-term investments are stated at cost which approximates fair value. Participant loans are stated at their unpaid principal balance, which approximates fair value.
     As described in Financial Accounting Standards Board Staff Position AAG INV-1 (the “FSP”) and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Effective December 7, 2007, the Plan began investing in the JP Morgan Stable Value Fund, a separate account fund created specifically for the Plan, which invests in an intermediate fixed income bond fund paired with fully benefit-responsive synthetic guaranteed investment contracts (“GICs”). The JP Morgan Stable Value Fund is comprised of three types of investments: the JP Morgan Liquidity Fund, the JP Morgan Intermediate Bond Fund and wrap contracts. As required by the FSP, the statements of net assets available for benefits present the fair value of the underlying investments associated to the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The underlying investments (JP Morgan Intermediate Bond Fund and JP Morgan Liquidity Fund) of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s fiscal year. The fair value of the wrap contracts, which is zero, is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. Prior to December 7, 2007, the Plan invested in the PRIMCO IRT Stable Value Fund, which was valued based on the fair value of the underlying investments as determined by the fund sponsor.
     Purchases and sales of securities are recorded on the settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Contracts
     The JP Morgan Stable Value Fund consists of three fully benefit-responsive wrap contracts. The JP Morgan Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party. The account is credited with interest as specified in the contract and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal plus accumulated interest. The contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.
     There are no reserves against contract value for credit risk of the contract issuer. The crediting interest rate for the wrap contracts is calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less that zero.
     In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather that at contract value. These events include: (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrap contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrap contract issuer’s underwriting criteria for issuance of a similar wrap contract.
     Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provision of the Plan. If one of these events was to occur, the wrap contract issuer could terminate the wrap contract at the market value of the underlying investments.
     The average yields for the JP Morgan Stable Value Fund are as follows:

2007
Based on actual earnings	6.32%

Based on interest rate credited to participants	5.52%
Contributions
     Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company matching contributions are recorded in the same month the deductions are made.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassification
     Certain amounts in the 2006 financial statements have been reclassified to conform with the 2007 presentation.

3. Master Trust
     The Master Trust includes assets of the Plan and the Packaging Corporation of America Thrift Plan for Hourly Employees. All of the Plan’s assets, with the exceptions of the participants loans, are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among the participating plans, in proportion to the fair value of the assets attributable to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. At December 31, 2007, the Plan’s interest in the net assets of the Master Trust was 63.7%, with a fair value of $221,177,985. At December 31, 2006, the Plan’s interest in the net assets of the Master Trust was 63.5%, with a fair value of $193,345,082.
     The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below.

		Plan’s		Plan’s
	December 31,	Percentage	December 31,	Percentage
	2007	Interest	2006	Interest
Assets
Mutual funds
Fidelity Growth Company	$72,059,340	53.0%	$58,930,518	51.2%
EuroPacific Growth	44,334,460	64.5	30,895,650	66.1
Artisan Small Cap	19,572,098	63.5	20,576,187	63.0
PIMCO Total Return Fund	18,845,545	67.7	14,096,400	63.3
Hotchkis and Wiley Core Value	16,869,009	66.5	22,057,498	69.3
American Balanced R4	13,785,929	56.0	10,890,279	51.3

Total mutual funds	185,466,381	59.8	157,446,532	59.3
Guaranteed investment contracts
JP Morgan Liquidity Fund	16,941,976	49.7	—	—
JP Morgan Intermediate Bond Fund	68,095,847	52.0	—	—

Total guaranteed investment contracts	85,037,823	51.5	—	—
Common collective trust
Primco IRT Stable Value Fund	—	—	76,116,034	50.3
Common stocks
PCA	43,374,888	95.2	36,845,796	96.2
Pactiv	6,351,050	80.8	9,961,429	80.1
Tenneco	1,330,563	80.0	1,455,486	79.3

Total common stocks	51,056,501	93.0	48,262,711	92.4
Commingled fund
BGI Equity Index Fund	23,664,814	73.0	21,754,485	74.7
Short-term investment fund
Short term investments	1,728,578	96.8	1,113,692	76.0

Total assets at fair value	346,954,097	63.7	304,693,454	63.5
Adjustment from fair value to contract value	417,403	51.1	1,702,420	50.3

Net assets available for benefits	$347,371,500	63.7%	$306,395,874	63.4%

     Investment income is allocated to each participating plan in the Master Trust at the end of each month. The allocation is based on each plan’s individual interest in the Master Trust.
     Investment income for the Master Trust was as follows:

	Year Ended
	December 31,
	2007	2006
Interest income	$4,094,395	$3,729,616
Dividends	2,777,653	2,707,182
Other income	459,481	353,930
Net realized and unrealized appreciation (depreciation) in fair value of:
Mutual funds	15,879,512	14,139,085
PCA common stock	9,221,343	(1,186,771)
Other common stocks	(2,238,737)	4,376,306
Commingled fund	1,271,122	2,873,200

Total investment income	$31,464,769	$26,992,548

4. Tax Status
     The Plan has received a determination letter from the Internal Revenue Service dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
5. Risks and Uncertainties
     The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$226,369,995	$198,951,033
Amounts allocated to withdrawn participants	(73,270)	(700)
Adjustment of investments from fair value to contract value	(213,302)	(856,287)

Net assets available for benefits per Form 5500	$226,083,423	$198,094,046

Amounts allocated to withdrawn participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid as of year end.

Supplemental Schedule
Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2007

Current
Description of Issue	Value
Participant loans — Interest rates ranging from 4.00% to 8.75% *	$4,190,060

*	Represents a party in interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Retirement Savings Plan for Salaried Employees (Name of Plan)
Date: June 27, 2008	/s/ STEPHEN T. CALHOUN
Stephen T. Calhoun
Vice President-Human Resources

INDEX TO EXHIBIT

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm